Exhibit 99.1

Immuron Limited

Appendix 4D

Half-year report

1. Company details

Name of entity:	Immuron Limited
ABN:	80 063 114 045
Reporting period:	For the period ended 31 December 2024
Previous period:	For the period ended 31 December 2023

2. Results for announcement to the market

				$
Revenue from ordinary activities	up	69.6%	to	3,994,341
Loss from ordinary activities after tax attributable to the members of Immuron Limited	up	20.0%	to	(2,488,819)
Loss for the period attributable to the members of Immuron Limited	up	20.0%	to	(2,488,819)

3. Net tangible assets

	Consolidated
	31 December 2024	31 December 2023
	Cents	Cents
Net tangible asset backing (per share)	4.46	7.62

The calculation of net tangible assets excludes right-of-use assets arising from AASB 16 Leases.

4. Explanation of results

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the directors’ report.

5. Distributions

No dividends have been paid or declared by the company for the current financial period. No dividends were paid for the previous financial period.

6. Changes in controlled entities

There have been no changes in controlled entities during the period ended 31 December 2024.

7. Details of associates and joint venture entities

		31 December 2024	31 December 2023
Name of entity	Place of business/country of incorporation	%	%
Ateria Health Limited	United Kingdom	23.6%	17.5%

8. Interim review

The financial statements have been reviewed by the group’s independent auditor without any modified opinion, disclaimer or emphasis of matters.

Immuron Limited

ABN 80 063 114 045

Interim financial report

for the half-year ended 31 December 2024

Immuron Limited

Contents

31 December 2024

Review of operations and activities	2
Directors’ report	6
Auditor’s independence declaration	7
Consolidated statement of profit or loss and other comprehensive income	9
Consolidated statement of financial position	10
Consolidated statement of changes in equity	11
Consolidated statement of cash flows	12
Notes to the consolidated financial statements	13
Directors’ declaration	21
Independent auditor’s review report to the members of Immuron Limited	22

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 30 June 2024 and any public announcements made by Immuron Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Immuron Limited

Review of operations and activities

31 December 2024

Review of operations and activities

Key highlights

●	Record sales of A$4.0 million for HY25, up A$1.6 million on FY24

●	Immuron Plans Phase 2 Trial for IMM-529 following FDA review

●	Updated peak sales US forecast by Lumanity for IMM-529: in C.difficile infection increased from US$93 million to US$400 million following positive FDA feedback on pre-IND filing

●	Uniformed Services University Travelan® clinical field trial reaches 100% recruitment

●	Travelan® (IMM-124E) Phase 2 Clinical Study Report submitted to the FDA

●	Travelan® (IMM-124E) Phase 2 Clinical Study Statistically Significant Immunology Results

●	Travelan® (IMM-124E) Phase 2 Clinical Study Statistically Significant Microbiome Responses

●	Immuron Announces New Research Collaboration targeting Antimicrobial Resistance

Financial review

Immuron Limited has reported a loss for the half-year ended 31 December 2024 of A$2,488,819 (31 December 2023: A$2,073,182).

The group’s net assets decreased to A$10,339,516 compared with A$12,709,484 at 30 June 2024, including cash reserves of A$7,736,399 (30 June 2024: A$11,657,315).

Revenue from ordinary activities for the half-year ended 31 December 2024 was A$3,994,341 (31 December 2023: A$2,355,580) for Hyperimmune products.

Gross profit of A$2,657,049 (31 December 2023: A$1,580,348).

Operating loss of A$2,538,791 (31 December 2023: A$2,020,028).

Record half yearly sales of A$4.0 million for HY25 up A$1.6 million on HY24

Australia: Sales of Travelan® increased to AUD $2.9 million in HY25, compared to AUD $1.9 million in HY24. Sales increased by $1.0 million (54%).

USA: Sales of Travelan® increased to AUD $0.7 million in HY25, compared to AUD $0.5 million in HY24. Sales increased by $0.2 million (52%).

Canada: Sales of Travelan® increased to AUD $0.4 million in HY25 compared to zero in HY24.

Immuron submits IMM-529 pre-IND to FDA

Immuron filed a pre-IND (investigational new drug) application with the United States Food and Drug Administration (FDA) for IMM529. The increased incidence of antibiotic resistant ‘superbugs’ has amplified the use of broad-spectrum antibiotics worldwide. An unintended consequence of antimicrobial treatment is disruption of the gastrointestinal microbiota, resulting in susceptibility to opportunistic pathogens, such as Clostridioides difficile (C. diff). Paradoxically, treatment of Clostridioides difficile infection (CDI) also involves antibiotic use, and the heavy reliance on antibiotics to control C. diff does not allow for the gut flora to regenerate and predisposes the patient to relapsing CDI.

C. diff is currently the most common pathogen in healthcare associated infections and was deemed an urgent threat in the Center for Disease Control and Prevention’s report on antibiotic resistance threats in the United States (CDC, 2019). CDI affects over 400,000 people in the US on a yearly basis, contributing to over 30,000 deaths in the US alone annually. This serious health threat has led to an urgent call for the development of new therapeutics to reduce or replace the use of antibiotics to treat bacterial infections.

To address this need, Immuron is developing IMM-529 as an adjunctive therapy in combination with standard of care antibiotics for the prevention and/or treatment of recurrent CDI. IMM-529 antibodies targeting C. diff may help to clear CDI infection and promote a quicker re-establishment of normal gut flora, providing an attractive oral preventative for recurrent CDI.

Immuron is collaborating with Dr. Dena Lyras and her team at Monash University, Australia to develop vaccines to produce bovine colostrum-derived antibodies. Dairy cows were immunised to generate hyperimmune bovine colostrum (HBC) that contains antibodies targeting three essential C. diff virulence components.

Immuron Limited

Review of operations and activities

31 December 2024

IMM-529 targets Toxin B (TcB), the spores and the surface layer proteins of the vegetative cells. This unique 3-target approach has yielded promising results in pre-clinical infection and relapse models, including (1) Prevention of primary disease (80% P =0.0052); (2) Protection of disease recurrence (67%, P 0.01) and (3) Treatment of primary disease (78.6%, P0.0001; TcB HBC). Importantly IMM-529 antibodies cross-react with whole cell lysates of many different human strains of C. diff including hypervirulent strains. To our knowledge, IMM-529 is, to date, the only investigational drug that has shown therapeutic potential in all three phases of the disease. https://doi.org/10.1038/s41598-017-03982-5

Immuron achieves record Travelan® sales

Global	HY 2025 AUD$4.0 million up 70% on prior comparative period (pcp)
December 2024 Quarter AUD$2.5 million up 249% on pcp and 70% on prior quarter

Australia	HY 2025 AUD$2.9 million up 54% on pcp
December 2024 Quarter AUD$1.9 million up 314% on pcp and 83% on prior quarter

USA	HY 2025 AUD$0.7 million up 52% on pcp
December 2024 Quarter AUD$0.4 million up 65% on pcp; up 58% on prior quarter

Canada	HY 2025 AUD$0.4 million; pcp was zero

Immuron provides IMM-124E (Travelan®) Phase 2 additional data analysis of Protective Efficacy

-	Further analysis of the Phase 2 Study found that some subjects did not experience any diarrhoea until after antibiotics were administered

-	Diarrhoea could be related to antibiotic administration

-	Protective Efficacy was calculated for the 5-day period post challenge

-	There were 4 subjects in the Travelan® group that did not experience any diarrhoea until antibiotics were administered

-	There was a 43.8% reduction in diarrhoea in the Travelan® group which is approaching statistical significance (p=0.066)

-	Analysis all safety data set (63 subjects) and additional 3 subjects who were not challenged

-	Considers all Adverse Events and number of events over the whole study period pre and post challenge

-	Number of events is reduced in the Travelan® treated group for all organ classes

Immuron Announces New U.S. Department of Defense Research Award for Naval Medical Research Command and Walter Reed Army Institute of Research to advance Travelan®

The U.S. Department of Defense has funded a new program for the Naval Medical Research Command and Walter Reed Army Institute of Research to develop enhanced formulations of Travelan® potentially expanding the coverage of the product as a therapeutic against endemic military relevant diarrheal pathogens. This work will utilize the extensive experience of the U.S. Department of Defense human infectious disease vaccine programs and will target key protective antigens of the major enteric bacterial pathogens Campylobacter, Shigella and Enterotoxigenic E. coli strains not present in the current product formulation. Immuron will negotiate a sub award for this new collaboration with NMRC and WRAIR to advance this research.

Immuron Plans Phase 2 Trial for IMM-529 following FDA review

Immuron received favourable feedback from the United States Food and Drug Administration (FDA) on the pre-IND (investigational new drug) information package to support the clinical development of IMM-529. Following the FDA’s guidance and feedback, the Company now plans to file an investigational new drug (IND) application for IMM-529 to prevent or treat Clostridioides difficile infection (CDI) during the first half of 2025, followed by a Phase 2 trial of IMM-529 in individuals with Clostridioides difficile infection.

Immuron Limited

Review of operations and activities

31 December 2024

NMRC Reports Results for Campylobacter Controlled Human Infection Model Study

The Naval Medical Research Command completed the interim analysis for the clinical evaluation of a new oral therapeutic targeting Campylobacter and Enterotoxigenic Escherichia coli (ETEC).

Trial Conclusions:

-	CampETEC was well-tolerated

-	No moderate or severe adverse events were reported

-	CampETEC did not significantly prevent campylobacteriosis

-	Regimen dose of CampETEC not enough / too many bacteria in the inoculum

-	Targeting the polysaccharide capsule may not prevent epithelial cell invasion

Future Direction:

-	NMRC to evaluate:

o	New vaccine candidates which target Campylobacter (e.g. whole cells and Surface layer proteins of the flagellum, a whip-like appendage that enables bacterial motility) for the development of HBC

-	USD $2.3 million funding for NMRC and Walter Reed Army Institute of Research (WRAIR) approved by the U.S.

Department of Defense

o	This work will utilize the extensive experience of the US Department of Defense human infectious disease vaccine programs, and one part of this program will target key protective antigens of the enteric bacterial pathogen campylobacter

Immuron CEO provides key updates at 21st Virtual Investor Summit Microcap Event

-	Travelan® (IMM-124E) Travelan® Uniformed Services University IMM-124E Phase 4 trial NCT04605783 reaches recruitment of ~90% of 866 participants; post-conference: 100% recruitment was achieved in February 2025

-	Updated peak sales US forecast by Lumanity for IMM-529: in C.difficile infection increased from US$93 million to US$400 million following positive FDA feedback on pre-IND filing

-	Travelan® was the #1 SKU in the Antidiarrheal category across Chemist Warehouse pharmacy in Australia (IQVIA Australia Pharmacy Scan - Antidiarrheal segment, value sales 4 weeks to 28 September 2024)

-	Immuron achieves record monthly sales in October 2024 of A$1.49 million (unaudited)

Immuron Limited

Review of operations and activities

31 December 2024

Immuron Announces Travelan® Clinical Trial Update

Travelan® (IMM-124E) Phase 2 Clinical Study

NCT05933525: A Randomized, Double-blind, Placebo-controlled Trial Assessing the Efficacy of IMM-124E (Travelan®) in a Controlled Human Infection Model for Enterotoxigenic Escherichia Coli (ETEC)

Immunology

Statistically significant lower levels of IgA and IgG were observed for the subjects who received Travelan® compared to those who received the placebo, which may also reflect levels of exposure to ETEC antigen. Travelan® antibodies target and bind to ETEC antigen in the gastrointestinal tract, block LPS epitopes and therefore reduce antigen exposure, resulting in lower overall IgA and IgG antibody titers.

Clinical data also demonstrated there was a statistically significant reduction in the number of colony forming units (CFUs) in the stools of subjects who received Travelan® (p =0.0121), measured 48 hours post challenge, indicating faster clearance of the challenge strain from the GI tract.

Microbiome

Participants in the Travelan® group have a more stable gastrointestinal microbiota over the treatment time period when compared with the Placebo group. Alpha diversity, a measurement of the richness (how many different species) and evenness (abundance or number of different species) revealed that the Travelan group had improved richness and Shannon diversity results compared to the Placebo group. The data indicated a difference in the richness in the diversity of certain species rather than just the abundance or number of bacterial species between the two groups.

Statistically significant differences were identified between the two treatment groups in the Beta diversity tests (number of species and abundance). The relative abundance results revealed that the Travelan group had increased levels of beneficial bacteria such as Akkermansia and Faecalibacterium. The differential abundance results confirmed increases in Agathobaculum, Slackia the Eubacterium eligens group, and the Eubacterium siraeum group; and decreases in Rumminococcus and Bacteroides. The abundance data indicates a possible link between the species of bacteria associated with reduced inflammation.

This study data implies that Travelan® appears to aid in the reduction and clearance over time of pathological ETEC bacteria, by shortening the recovery period after ETEC challenge. The mechanism indicates there is an increase in the propagation of bacteria associated with decreases in inflammation and repairing the intestinal lining. Further investigation into this association is required to fully understand the benefits of Travelan® on the gut microbiome.

Immuron Announces New Research Collaboration targeting Antimicrobial Resistance

Immuron announced a new research collaboration with Monash University. The major objective of this research collaboration is to develop new therapeutic drug candidates which target antimicrobial resistant pathogens. This work will utilize the Immuron technology platform, and the extensive experience of the Biomedicine Discovery Institute research team lead by Professor Dena Lyras.

The first project proposal will focus on the underlying mechanisms which bacteria utilise to share and transfer their DNA. A process which can rapidly alter the functional capacity and characteristics of a bacterium, resulting in the emergence of antimicrobial resistance (AMR) with the aim to develop broad spectrum therapeutic drug products.

The second project proposal will specifically target Vancomycin-resistant enterococci (VRE) and as the name suggests VRE are bacteria that are resistant to the antibiotic vancomycin. VRE are opportunistic nosocomial pathogens that have emerged as a major healthcare problem worldwide. The two most clinically significant enterococci, Enterococcus faecalis and Enterococcus faecium, are associated with a range of nosocomial infections in elderly and immunosuppressed patients. VRE complicates outcomes for at-risk patients, increasing their risk of developing subsequent infections and/or transmitting VRE to other patients. VRE colonisation has been associated with an increased risk of bacteremia, infections at other body sites and can also lead, in severe cases, to mortality.

The global market for antibiotics is projected to reach $57.0 billion by 2026 with a compound annual growth rate (CAGR) of 4.0%. The rising prevalence of drug-resistant infections, including VRE, is expected to drive the demand for new and innovative treatments in this space.

Immuron Limited

Directors' report

31 December 2024

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘group’) consisting of Immuron Limited (referred to hereafter as the ‘company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the period ended 31 December 2024.

Directors

The following persons were directors of Immuron Limited during the whole of the financial period and up to the date of this report, unless otherwise stated:

Mr Paul Brennan, Independent Non-Executive Chairman

Mr Daniel Pollock, Independent Non-Executive Director

Prof. Ravi Savarirayan, Independent Non-Executive Director

Dr. Jeannette Joughin, Independent Non-Executive Director

Principal activities

We are a commercial and clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialisation of a novel class of specifically targeted polyclonal antibodies in the treatment of diseases associated with the gastrointestinal tract. We believe that we can address this significant unmet medical need. Our polyclonal antibodies are orally active and offer localised delivery within the gastrointestinal (“GI”) tract. As our products do not cross from the gut into the bloodstream, they potentially offer much improved safety and tolerability, without sacrificing efficacy. We currently market our flagship commercial products Travelan® and Protectyn® in Australia, both products are listed medicines on the Australian Register for Therapeutic Goods. Travelan® is an over-the-counter product indicated to reduce the risk of traveller’s’ diarrhoea and is sold in pharmacies throughout Australia. Protectyn® is currently sold online and in health practitioner clinics and is marketed as an immune supplement to help maintain a healthy digestive function and liver. We also market Travelan® in Canada where it is licensed as a natural health product indicated to reduce the risk of traveller’s’ diarrhoea, and presently market Travelan® in the U.S. as a dietary supplement for digestive tract protection.

We believe that our lead drug candidates, currently in clinical development have the potential to transform the existing treatment paradigms for Enterotoxigenic Escherichia coli (ETEC) infections, traveller’s’ diarrhoea and for Clostridioides difficile infections.

Review of operations

Information on the financials and operations of the group and its business strategies and prospects is set out in the review of operations and activities on pages 2 to 5 of this interim financial report.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors’ report.

This report is made in accordance with a resolution of directors, pursuant to section 306(3)(a) of the Corporations Act 2001.

On behalf of the directors

Mr Paul Brennan Independent Non-Executive Chairman 28 February 2025

Grant Thornton Audit Pty Ltd Level 22 Tower 5 Collins Square 727 Collins Street Melbourne VIC 3008 GPO Box 4736 Melbourne VIC 3001 T +61 3 8320 2222

Auditor’s Independence Declaration

To the Directors of Immuron Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Immuron Limited for the half-year ended 31 December 2024. I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	no contraventions of any applicable code of professional conduct in relation to the review.

Grant Thornton Audit Pty Ltd

Chartered Accountants

T S Jackman

Partner – Audit & Assurance

Melbourne, 28 February 2025

www.grantthornton.com.au

ACN-130 913 594

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Immuron Limited

Consolidated statement of profit or loss and other comprehensive income

For the period ended 31 December 2024

		Consolidated
		31 December	31 December
	Note	2024	2023
		$	$

Revenue from contracts with customers	2	3,994,341	2,355,580
Cost of goods sold		(1,337,292)	(775,232)
Gross profit		2,657,049	1,580,348
Other income	3	572,150	2,485,353
Other gains/(losses)		74,088	(750,560)
Total other income including gains/(losses)		646,238	1,734,793
Expenses
General and administrative expenses		(2,257,765)	(1,949,230)
Research and development expenses		(1,982,138)	(2,653,086)
Selling and marketing expenses		(1,602,175)	(732,853)
Operating loss		(2,538,791)	(2,020,028)
Finance income		53,993	153,508
Finance expenses		(4,021)	(4,007)
Share of loss from equity accounted associate	12	-	(202,655)
Loss before income tax expense		(2,488,819)	(2,073,182)
Income tax expense		-	-
Loss after income tax expense for the period attributable to the members of Immuron Limited		(2,488,819)	(2,073,182)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations (expense)/income		(13,608)	4,441
Other comprehensive (loss)/income for the period		(13,608)	4,441
Total comprehensive loss for the period		(2,502,427)	(2,068,741)

Loss per share for profit attributable to the ordinary equity holders of the company:		Cents	Cents
Basic earnings per share	13	(1.09)	(0.91)
Diluted earnings per share	13	(1.09)	(0.91)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Immuron Limited

Consolidated statement of financial position

As at 31 December 2024

		Consolidated
		31 December	30 June
	Note	2024	2024
		$	$
Assets
Current assets
Cash and cash equivalents		7,736,398	11,657,315
Trade and other receivables	4	2,241,336	1,387,573
Inventories		1,516,761	1,584,608
Other current assets		260,850	96,841
Total current assets		11,755,345	14,726,337
Non-current assets
Property, plant and equipment		135,180	154,347
Inventories		279,229	669,285
Total non-current assets		414,409	823,632
Total assets		12,169,754	15,549,969

Liabilities
Current liabilities
Trade and other payables		1,287,603	2,135,852
Employee benefits		397,945	522,571
Other current liabilities		43,182	40,556
Total current liabilities		1,728,730	2,698,979
Non-current liabilities
Employee benefits		9,073	8,605
Other non-current liabilities		92,435	132,941
Total non-current liabilities		101,508	141,546

Total liabilities		1,830,238	2,840,525

Net assets		10,339,516	12,709,444

Equity
Issued capital	5	88,587,043	88,504,043
Reserves	6	2,249,821	3,173,797
Accumulated losses		(80,497,348)	(78,968,396)
Total equity		10,339,516	12,709,444

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Immuron Limited

Consolidated statement of changes in equity

For the period ended 31 December 2024

	Issued capital	Reserves	Accumulated losses	Total equity
Consolidated	$	$	$	$

Balance at 1 July 2023	88,436,263	3,235,969	(72,055,396)	19,616,836

Loss after income tax expense for the period	-	-	(2,073,182)	(2,073,182)
Other comprehensive income	-	4,441	-	4,441
Total comprehensive income/(loss) for the period	-	4,441	(2,073,182)	(2,068,741)

Transactions with members in their capacity as members:
Options and warrants issued/expensed (net of adjustments)	-	(21,580)	-	(21,580)
Balance at 31 December 2023	88,436,263	3,218,830	(74,128,578)	17,526,515

	Issued capital	Reserves	Accumulated losses	Total equity
Consolidated	$	$	$	$

Balance at 1 July 2024	88,504,043	3,173,797	(78,968,396)	12,709,444

Loss after income tax expense for the period	-	-	(2,488,819)	(2,488,819)
Other comprehensive loss for the period	-	(13,608)	-	(13,608)
Total comprehensive loss for the period	-	(13,608)	(2,488,819)	(2,502,427)

Transactions with members in their capacity as members:
Expired options (Note 6)	-	(959,867)	959,867	-
Options and Warrants expensed (Note 6)	-	48,303	-	48,303
Exercise of Performance rights (Note 6)	83,000	(83,000)	-	-
Issue of Performance Rights (Note 6)	-	84,196	-	84,196
Balance at 31 December 2024	88,587,043	2,249,821	(80,497,348)	10,339,516

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Immuron Limited

Consolidated statement of cash flows

For the period ended 31 December 2024

	Consolidated
	31 December	31 December
	2024	2023
	$	$
Cash flows from operating activities
Receipts from customers (inclusive of GST)	3,678,705	2,227,615
Payments to suppliers (inclusive of GST)	(7,980,132)	(6,332,678)
Australian R&D tax incentive refund	-	395,002
Grants received from government and non-government sources	308,043	1,706,225

Net cash used in operating activities	(3,993,384)	(2,003,836)

Cash flows from investing activities
Interest received	53,993	153,508

Net cash from investing activities	53,993	153,508

Cash flows from financing activities
Principal elements of lease payments	(37,880)	(19,163)
Interest and other costs of finance paid	(4,021)	(4,007)

Net cash used in financing activities	(41,901)	(23,170)

Net decrease in cash and cash equivalents	(3,981,292)	(1,873,498)
Cash and cash equivalents at the beginning of the financial period	11,657,315	17,159,764
Effects of exchange rate changes on cash and cash equivalents	60,375	(72,804)

Cash and cash equivalents at the end of the financial period	7,736,398	15,213,462

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Immuron Limited

Notes to the consolidated financial statements

31 December 2024

1. Segment and revenue information Description of segments and principle activities

The group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and determining the allocation of resources.

Management considers the business from both a product and a geographic perspective and has identified two reportable segments:

●	Research and development (R&D): income and expense directly attributable to the group’s R&D projects performed in Australia and United States.

●	Hyperimmune products: income and expenses directly attributable to Travelan and Protectyn activities which occur predominantly in Australia, the Unites States and Canada.

Segment results

Consolidated entity	Research and	Hyperimmune
31 December 2024	development	products	Corporate	Total
	$	$	$	$
Hyperimmune products revenue	-	3,994,341	-	3,994,341
Cost of sales of goods	-	(1,337,292)	-	(1,337,292)
Gross profit	-	2,657,049	-	2,657,049

Other income	562,628	9,522	-	572,150
Other gains/(losses) – net	-	-	74,088	74,088

General and administrative expenses/adjustments	-	-	(2,257,765)	(2,257,765)
Research and development expenses	(1,982,138)	-	-	(1,982,138)
Selling and marketing expenses	-	(1,602,175)	-	(1,602,175)
Operating profit/(loss)	(1,419,510)	1,064,396	(2,183,677)	(2,538,791)

Finance income	-	-	53,993	53,993
Finance costs	-	-	(4,021)	(4,021)

Share of loss from equity accounted associate	-	-	-	-
Profit/(loss) for the period	(1,419,510)	1,064,396	(2,133,705)	(2,488,819)

Assets
Segment assets	1,060,582	2,944,262	8,164,910	12,169,754
Total assets	1,060,582	2,944,262	8,164,910	12,169,754

Liabilities
Segment liabilities	772,144	358,880	699,214	1,830,238
Total liabilities	772,144	358,880	699,214	1,830,238

Immuron Limited

Notes to the consolidated financial statements

31 December 2024

1. Segment and revenue information (continued)

Consolidated entity	Research and	Hyperimmune
31 December 2023	development	products	Corporate	Total
	$	$	$	$
Hyperimmune products revenue	-	2,355,580	-	2,355,580
Cost of sales of goods	-	(775,232)	-	(775,232)
Gross profit	-	1,580,348	-	1,580,348

Other income	2,478,366	6,987	-	2,485,353
Other gains/(losses) – net	-	-	(750,560)	(750,560)

General and administrative expenses/adjustments	-	233	(1,949,463)	(1,949,230)
Research and development expenses	(2,653,086)	-	-	(2,653,086)
Selling and marketing expenses	-	(732,853)	-	(732,853)
Operating profit/(loss)	(174,720)	854,715	(2,700,023)	(2,020,028)

Finance income	-	-	153,508	153,508
Finance costs	-	-	(4,007)	(4,007)

Share of loss from equity accounted associate	-	-	(202,655)	(202,655)
Profit/(loss) for the period	(174,720)	854,715	(2,753,177)	(2,073,182)

Assets
Segment assets	445,996	2,715,183	16,721,537	19,882,716
Total assets	445,996	2,715,183	16,721,537	19,882,716

Liabilities
Segment liabilities	220,791	1,170,374	965,036	2,356,201
Total liabilities	220,791	1,170,374	965,036	2,356,201

2. Revenue from contract with customers

The group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

	Travelan	Travelan	Travelan	Protectyn
	Australia	United states	Canada	Australia	Total
Consolidated - 31 December 2024	$	$	$	$	$
Segment revenue	2,858,265	731,213	376,406	28,457	3,994,341
Revenue from external customers	2,858,265	731,213	376,406	28,457	3,994,341

	Travelan	Travelan	Travelan	Protectyn
	Australia	United states	Canada	Australia	Total
Consolidated - 31 December 2023	$	$	$	$	$
Segment revenue	1,853,048	481,920	-	20,612	2,355,580
Revenue from external customers	1,853,048	481,920	-	20,612	2,355,580

Immuron Limited

Notes to the consolidated financial statements

31 December 2024

3.	Other income

	Consolidated
	31 December 2024	31 December 2023
	$	$
Australian R&D tax incentive refund	292,212	219,609
MTEC R&D grant	146,252	2,258,757
HJF R&D grant	124,164	-
Other income	9,522	6,987
	572,150	2,485,353

4.	Trade and other receivables

	Consolidated
	31 December 2024	30 June 2024
	$	$
Current assets
Trade receivables	1,185,501	607,436
Less: Allowance for expected credit losses	(37,229)	(16,233)
	1,148,272	591,203

Australian R&D tax incentive refund	1,060,582	768,370
Other grants	-	28,000
Other receivables	32,482	-
Total trade and other receivables	2,241,336	1,387,573

Classification as trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method.

5.	Equity securities issued

	Consolidated
	31 December 2024	30 June 2024	31 December 2024	30 June 2024
	Shares	Shares	$	$
Ordinary shares - fully paid	229,145,429	227,998,346	88,587,043	88,504,043

Movements in ordinary shares:

Details	Date	Shares	$
Balance	1 July 2024	227,998,346	88,504,043
Issue of shares on the exercise of performance rights at $0.0 per share. (2024-10-07)		1,147,083	83,000
Balance	31 December 2024	229,145,429	88,587,043

Rights of each type of share

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. On a show of hands every holder of ordinary shares present at a meeting or by proxy, is entitled to one vote upon a poll every holder is entitled to one vote per share held. The ordinary shares have no par value.

Immuron Limited

Notes to the consolidated financial statements

31 December 2024

6.	Reserves

	Consolidated
	31 December 2024	30 June 2024
	$	$
Foreign currency reserve	100,868	114,476
Share-based payments reserve	2,148,953	3,059,321
	2,249,821	3,173,797

Movements in reserves

Movements in each class of reserve during the current financial period are set out below:

	Share-based	Foreign currency
	payments	translation	Total
Consolidated	$	$	$

Balance at 1 July 2024	3,059,321	114,476	3,173,797
Currency Translation Differences	-	(13,608)	(13,608)

Transactions with owners in their capacity as owners
Expired options	(959,867)	-	(959,867)
Options and warrants expensed	48,303	-	48,303
Issue of performance rights (note 7)	84,196	-	84,196
Exercise of Performance rights	(83,000)	-	(83,000)

Balance at 31 December 2024	2,148,953	100,868	2,249,821

(i)	Nature and purpose of reserves

Share-based payments:

The share-based payment reserve records items recognised as expenses on valuation of share options and warrants issued to key management personnel, other employees and eligible contractors.

Foreign currency translation:

Exchange differences arising on translation of foreign controlled entities are recognised in other comprehensive income as described in note and accumulated in a separate reserve within equity.

Movements in options and warrants

	Number of
Details	options and rights	$
Balance as at 1 July 2024	15,194,959	3,059,321
Options expired 13 November 2024 at $0.12	(7,900,000)	(948,000)
Options expired 16 July 2024 at $0.1022	(116,120)	(11,867)
Options issue 18 November 2024 at $0.13 (note 7)	1,000,000	10,973
Options issue 18 November 2024 at $0.145 (note 7)	2,000,000	30,814
Expense for previously issued options	-	6,516
Performance rights issue (note7)	5,386,810	84,196
Exercise of performance rights	(1,147,083)	(83,000)
Balance as at 31 December 2024	14,418,566	2,148,953

The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Immuron Limited

Notes to the consolidated financial statements

31 December 2024

7.	Share-based payments

Performance rights:

Performance rights which can be settled in shares, were granted to key management personnel and employees during the period. The expense for the period ended 31 December 2024 was $84,196. The performance rights are based on non- market weighted key performance indicators (KPls) and have been expensed over the service period, based on the probability the KPls being achieved. The performance rights are expected to vest between one and four years.

Options:

Options were approved at the Annual General Meeting, held on 18 November 2024 for Prof. Ravi Savarirayan and Mr. Daniel Pollock of 1,000,000 each. The option exercise price is $0.145 and they have an expiry date of 20 August 2028. The expense for the period was $30,814.

Options were granted to Dr. Jeanette Joughin on 18 June 2024 but were subject to shareholder approval obtained on 18 November 2024. The expense of $10,973 recorded in the period includes an adjustment for the revised estimate of fair value on the grant date of 18 November 2024.

Fair value is determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the award, security price at grant date, expected volatility, expected dividend yield and the risk-free interest rate.

The model inputs for the options granted during the period:

Grant date	Expiry date	Exercise price ($A)	No. of options	Share price at grant date	Expected volatility	Dividend yield	Risk-free interest rate	Fair value at grant date per option
18-NOV-24	20-AUG-28	$0.145	2,000,000	$0.078	88.65%	0.00%	4.09%	$0.035
18-NOV-24	19-JUN-28	$0.13	1,000,000	$0.078	88.65%	0.00%	4.09%	$0.035

8.	Contingencies

The group had no contingent liabilities at 31 December 2024. (30 June 2024 : $nil)

9.	Events after the reporting period

On 8 January 2025 Immuron raised $225,471 through an At The Market Facility comprising 2,579,760 shares at an issue price of $0.0874 per share.

On 15 January 2025 Immuron raised $152,603 through an At The Market Facility comprising 1,801,680 shares at an issue price of $0.0847 per share.

No other matter or circumstance has arisen since 31 December 2024 that has significantly affected, or may significantly affect the group’s operations, the results of those operations, or the group’s state of affairs in future financial years.

10.	Related party transactions

a)	Subsidiaries and associates

Interests in subsidiaries and associates are set out in note 11 and 12 respectively.

Immuron Limited

Notes to the consolidated financial statements

31 December 2024

10.	Related party transactions (continued)

b)	Transactions with other related parties

The following transactions occurred with related parties:

	Consolidated
	31 December 2024	31 December 2023
	$	$
Purchases of goods and services
Purchases of various goods and services from entities controlled by key management personnel	-	52,989
Options and warrants expense (note 6)	48,303	8,921
Options issued in the period	-	(30,501)
Performance bonuses to key management personnel (i)	92,538	124,416
Issue of performance rights (note 6)	84,196	-
Exercise of performance rights (note 6)	(83,000)	-

(i) Performance bonuses relate to key management personnel short term incentive plan for the period ended 31 December 2024.

11.	Interest and other entities

a) Material subsidiaries

The group’s principal subsidiaries at 31 December 2024 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the group, and the proportion of ownership interests held equals the voting rights held by the group. The country of incorporation or registration is also their principal place of business.

		Ownership interest by the group
Name of entity	Principal place of business / Country of incorporation	31 December 2024	31 December 2023
		%	%
Immuron Inc.	United States	100%	100%
Immuron Canada Limited	Canada	100%	100%
Anadis EPS Pty Ltd	Australia	100%	100%

Immuron Limited

Notes to the consolidated financial statements

31 December 2024

12.	Interests in associates

Immuron has a 23.6% interest in Ateria Health Limited (Ateria). The investment was impaired to nil during the 2024 financial year and there has been no changes to this in the period ended 31 December 2024.

		Ownership interest
Name of entity	Principal place of business / Country of incorporation	31 December 2024	31 December 2023
		%	%
Ateria Health Limited	United Kingdom	23.60%	17.50%

Ateria was impaired to NIL during the prior financial year.

Summarised financial information for associates

	Consolidated
	31 December 2024	31 December 2023
	$	$
Share of loss for the period	-	(202,655)

The carrying amount of investment in associate is zero, therefore no share of the loss has been recognised for 31 December 2024.

13. Loss per share

	Consolidated
	31 December 2024	31 December 2023
	$	$
Loss after tax for the period attributable to members	(2,488,819)	(2,073,182)

	Number	Number
Weighted average number of ordinary shares used in calculating basic and dilutive loss per share	228,528,248	227,798,346
	228,528,248	227,798,346

The group is currently in a loss making position and thus the impact of any potential shares is concluded as anti-dilutive which includes the group’s options and warrants. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

Immuron Limited

Notes to the consolidated financial statements

31 December 2024

14. Basis of preparation of half-year report

This consolidated interim financial report for the half-year reporting period ended 31 December 2024 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The consolidated financial statements of the Immuron Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements do not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2024 and any public announcements made by Immuron Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Material Accounting Policy Information

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated. The Interim Financial Statements have been approved and authorised for issue by the board on 28 February 2025.

(a) Going Concern

For the half year ended 31 December 2024, the Company incurred a loss after income tax of $2,488,819 (31 December 2023: $2,073,182). Net cash outflow from operations was $3,993,384 (31 December 2023: $2,003,836).

The Company expects to continue to incur losses and cash outflows for the foreseeable future as it continues research and development exploiting its technology platform and continues to expand commercial operations for the promotion and distribution of Hyperimmune products and future market opportunities.

The Company had $7,736,398 cash and cash equivalents as at 31 December 2024. During January 2025: (1) Immuron received $768,433 from the Australian Taxation Office, and (2) raised $378,074 via its At the Market facility (“ATM”).

Note 1 (Segment and revenue information) shows Hyperimmune products (primarily Travelan®) commercialisation generated an operating profit for the half year ended 31 December 2024 of $1,064,396 (31 December 2023: $854,715) up 25% on the prior comparative period. One of the KPIs referenced in Note 7 (Share-based payments) is a Long Term Incentive (“LTI”) target of achieving breakeven Earnings Before Interest Tax and Research & Development Income/Expense (EBITRD) through increasing operating profits generated from commercial operations.

On July 3, 2024, Immuron announced that H.C. Wainwright & Co,, LLC will provided up to approximately US$2 million of funding via an ATM. Immuron utilised this ATM in January 2025 taking advantage of higher than typical trading volumes on Nasdaq and prices in excess of the ASX equivalent at the time. The balance of this ATM remains available to Immuron should the Company require additional funding.

The Directors share the view that based on outflow of cash for operations for the half year ended 31 December 2024, its existing cash reserves, forecast product sales and a historically proven ability to raise funds from both existing shareholders and equity markets, the Company will be able to fund operations for at least the next 12 months. The financial statements have therefore been prepared on a going concern basis.

Immuron Limited

Notes to the consolidated financial statements

31 December 2024

In the directors’ opinion:

●	the attached financial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

●	the attached financial statements and notes give a true and fair view of the group’s financial position as at 31 December 2024 and of its performance for the financial period ended on that date; and

●	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

Mr Paul Brennan
Independent Non-Executive Chairman

28 February 2025

Independent auditor's review report to the members

immuron

Grant Thornton Audit Pty Ltd
Level 22 Tower 5 Collins Square 727 Collins Street Melbourne VIC 3008 GPO Box 4736 Melbourne VIC 3001 T +61 3 8320 2222

Independent Auditor’s Review Report

To the Members of Immuron Limited

Report on the half-year financial report

Conclusion

We have reviewed the accompanying half-year financial report of Immuron Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 31 December 2024, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, including material accounting policy information, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Immuron Limited does not comply with the Corporations Act 2001 including:

a	giving a true and fair view of the Group’s financial position as at 31 December 2024 and of its performance for the half-year ended on that date; and

b	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for Conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Financial Report section of our report. We are independent of the Company in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

www.grantthornton.com.au
ACN-130 913 594

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389. ‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Limited is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389 and its Australian subsidiaries and related entities. Liability limited by a scheme approved under Professional Standards Legislation.

Directors’ responsibility for the half-year financial report

The Directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility for the review of the financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2024 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Grant Thornton Audit Pty Ltd

Chartered Accountants

T S Jackman

Partner – Audit & Assurance

Melbourne, 28 February 2025

Grant Thornton Audit Pty Ltd

immuron

Building 10, 25-37 Chapman Street,
Blackburn North VIC 3131
Australia

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